Contact

www.linkedin.com/in/markschepis
(LinkedIn)

Top Skills

Microsoft Office

EMR

HL7

Certifications

EpicCare Ambulatory Graduate
Program - 2014

Phoenix Graduate Program - 2014

Kaleidoscope

EpicCare Ambulatory Order
Transmittal - 2014

EpicCare Ambulatory - 2014

Mark S.

CIO at Ella Es Health // Sr. Director, Ambulatory Clinical Applications
& CRM at Hospital for Special Surgery
Ridgefield, Connecticut, United States

Summary

Highly motivated professional with a successful history in EMR
development, implementation, and optimization to support clients'
clinical functions including ambulatory clinical applications. Provides
outstanding client service and contributes to the organization's
mission of utilizing information technology to improve patient care.
Possess a demonstrated history of leading a team in producing
accurate, timely results. Flexible and versatile, able to handle
multiple projects simultaneously while thriving in deadline-driven
environments.

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Experience

Ella Es Health
Chief Information Officer
January 2022 - Present (2 years 2 months)

Hospital for Special Surgery
5 years 11 months

Senior Director, Ambulatory Clinical Applications & CRM
January 2023 - Present (1 year 2 months)

Director, Ambulatory Clinical Applications
January 2020 - December 2023 (4 years)

Assistant Director
April 2018 - January 2020 (1 year 10 months)

Montefiore Information Technology
6 years 4 months

Sr. Product Manager - EpicCare Ambulatory, Bones, Kaleidoscope, and
Phoenix
September 2017 - April 2018 (8 months)
Greater New York City Area

Product Manager - Ambulatory
May 2015 - September 2017 (2 years 5 months)

Senior Application Analyst
January 2014 - April 2015 (1 year 4 months)

Team Lead
August 2013 - January 2014 (6 months)

Clinical Analyst
January 2012 - August 2013 (1 year 8 months)

SynaMed
Project Manager
April 2010 - March 2012 (2 years)

Direct the Electronic Medical Record & Practice Management implementation process for new clients:
• Work closely with sales team during pre-sales and negotiations. Manage the handover from sales to implementation.
• Lead discovery sessions analyzing client business and clinical requirements and client workflow.
• Develop & implement training program for clients including implementation project plan and all associated training and documentation.
• Provide regular updates to management on all aspects of ongoing implementations, flagging potential issues early to allow for proactive management and correction.
• Organize implementation with outside vendors providing clearinghouse, fax, and electronic prescription services.
• Perform technical and functional training for end-users demonstrating optimal workflow to ensure maximum efficiency and effectiveness.
• Identify potential revenue generating opportunities as they arise during implementation.

Assist with EMR & PM product development with a cross-functional team identifying and providing input on potential system improvements while ensuring compliance with government regulations:
• Provide feedback and propose modifications to improve usability and learning curve based on knowledge of client workflow and requirements.
• Perform and analyze market research, customer, and staff feedback to identify new features, opportunities, and areas of improvement.

Extensive interaction with a diverse demographic of clients through product demonstrations, sales, implementation, training, and support:

• Ability to build solid client rapport and confidence by accurately understanding their needs and addressing problems in a timely manner.

• Consistently commended by clients and colleagues as being a problem solver.

Reliable Automatic Sprinkler Co., Inc
Assistant to the Director of Operations
October 2008 - March 2010 (1 year 6 months)

Supported the Director of Operations of an international manufacturing company:

• Acted as liaison between multiple departments in 13 offices nationwide and the corporate sales headquarters.

• Streamlined the circulation of pricing materials between all salesmen and their top-tier customer base resulting in a 60% increase in efficiency and significant reduction in paper costs.

• Consulted with programmers to implement new price processing software improving efficiency by 75%.

• Implemented enhancements to the recently launched online store for a more intuitive customer experience. Prepared the company-wide inventory system for use with online store.

• Utilized Microsoft Office, GoldMine, AS400 and internet resources to draft, format and edit charts, correspondence, reports, surveys, and confidential documents.

Lee Ik-Hoon Language Institute
English Instructor
August 2006 - August 2008 (2 years 1 month)

Incorporated advanced learning techniques across all class levels to improve oral and written communication skills of a diverse student body:

• Collaborated with team to develop and refine the curriculum of a top-3 private English institute in Korea.

• Supported department manager with scheduling and orientation of new instructional staff.

• Consistently commended by the President and upper-management for student satisfaction with highest rate of student return among all members of the department.

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Education

Boston University

Bachelor of Arts (BA), International Relations: Foreign Policy & Security
Studies · (2002 - 2006)